AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425


05005575

January 19, 2005


RECEIVED
JAN 2 6 2005
185
WASH., D.C.

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the nine months ended November 30th, 2004, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED


FEB 0 8 2005
FINANCIAL

Per: Shereen Dorey

/sd

Encl.





MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion & Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 29, 2004 contained in the Company's Annual Report (audited) and the interim (unaudited) quarterly reports May 31, 2004 and August 31, 2004. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

Disposal of coal assets

Re-alignment of AfriOre's strategy to focus on precious metals and review of the anthracite business of "Springlake" (an anthracite mine in South Africa) persuaded AfriOre to dispose of its 50% interest in Tweewaters Fuel (Pty) Limited, trading as Springlake Colliery and Springlake Marketing Joint Venture.

At the end of August 2004, AfriOre and 50% joint venture partner CIBC Capital Partner Cayman No 2 Limited sold their interests in Springlake Colliery together with the Springlake Marketing Joint Venture.

In addition to the disposal of Springlake, for strategic reasons, Afriore also disposed of all its other South African coal assets which were held in the name of the subsidiaries Tendele Coal (Pty) Limited (which holds the mineral rights to the Somkele Project, an anthracite deposit in Kwazulu-Natal) and Baobab Mining and Exploration (Pty) Limited (which holds the mineral rights to the Southpansberg Project, a coal deposit in the Limpopo Province). Afriore was 100% shareholder in both Tendele Coal Mining (Pty) Limited and Baobab Mining Company (Pty) Limited.

Three separate sales agreements were entered into, as follows:

<u>Sale of Springlake Colliery (AfriOre 50%):</u>

The disposal of the Springlake Colliery was accomplished through the sale of shares and claims in Afriore (South Africa) Limited, the 100% shareholder of Tweewaters Fuel (Pty) Limited (Springlake Colliery)

The value of this transaction was $ 6, 633,400 and has been paid in full.

Sale of Springlake Marketing Joint Venture (SLJV) (Afriore 50%):

SLJV was sold as a "going concern" by means of a Sale of Business Agreement. However, the loan accounts due to both CIBC and AfriOre for profits made in previous financial years, but not distributed, were written off.

The total value of this transaction was $ 2,536,585, with a deposit of $585,365 being paid and the balance of $1,951,219 being vendor financed by Afriore.

Sale of Tendele Coal (Pty) Limited and Baobab Mining and Exploration (Pty) Limited: (Afriore 100%)

The above coal assets were disposed of through a sale of shares and claims agreement. The gross total value of this transaction was $ 2,926,829, with the claims being subject to VAT. The nett value after VAT was $2 567 394.

A deposit of $195,121 was paid, with the balance of $ 2,731,707 being vendor financed by Afriore.

Vendor Loan:

The total vendor loan of $ 4,682,926 (ZAR24,000,000) AfriOre is secured by means of separate notarial special and general bonds in the sum of $5,619,512 (ZAR28,800.000) over the moveable assets of Tweewaters Fuel (Pty) Limited, including all saleable and run-of-min stock.

The vendor loan is subject to interest at prime rate payable monthly in arrears with capital repayments per the following schedule:

- $ 1,560,975 (ZAR 8,000,000) by 28th February 2004
- $ 1,560,975 (ZAR 8,000,000) by 30th April 2005
- $ 1,560,975 (ZAR 8,000,000) by 30th June 2005.

Exploration project developments

During the quarter, AfriOre consolidated the results of its gold exploration programmes carried out in Mali, Kenya and Namibia, with limited fieldwork on these projects. Drilling recommenced on the FSC gold project and the Company acquired rights to a large platinum exploration project in South Africa.

Mali

During the third quarter the results of the second phase of diamond drilling on the Banankoro joint venture gold project were reviewed and planning was carried out for the next phase of drilling, to include testing of the extension of the higher grade zone at the Bagama prospect and the drilling of other geochemical and geophysical anomalies. No drilling took place during this period which is the rainy season in Mali.

Kenya

On the Siaya and Ndori project areas in Kenya, the initial results of AfriOre's first phase of work on the Masumbi gold target were further assessed and confirmed. AfriOre's sixty-seven percussion drill hole program has indicated the presence of multiple zones of vein-associated gold mineralization over a strike length and width of some 750 metres and 130 metres respectively. A soil geochemical survey was carried

out over Masumbi and regional work continued on other, previously identified prospects in the project area. This has identified targets for follow up drilling at Masumbi, Ramula, Bushiangala and Isulu.

Namibia

In Namibia, on the Capricorn gold project, the results of preliminary drilling on selected portions of two geophysical anomalies were received and interpreted. These four diamond drill holes all intersected Damaran lithologies, one with veining and sulphide mineralization, but not gold-bearing. Work during the quarter focused on the interpretation of geological and geophysical information, and ranking of targets for further drilling.

South Africa

FSC Project

During the quarter, drilling commenced on drill hole-48, within the area of one of the two priority targets in the FSC Witwatersrand type gold project. The priority targets were identified after re-interpreting data following the completion of the previous drill hole-47. At the end of the quarter, drill hole-48 had progressed to a depth of 1,400 metres and the aim is to intersect the target Witwatersrand rocks within 300 metres of the current drilled depth. The drill hole is sited within a large area where other mining companies had previously drilled Witwatersrand rocks. Geophysical and drilling data indicate the preservation of a thick succession of Witwatersrand rocks in a basin configuration within the area of drill hole-48. An additional 24,242 hectares of mineral rights have been acquired over this priority area and further rights continue to be acquired. A prospecting permit has been applied for over the second priority area.

Akanani Project

During the quarter, AfriOre signed an option agreement which allows it to acquire up to a 74% interest in the rights to two farms which are held by black empowerment company, Akanani Mining (Pty) Limited. The two farms, Moordkopje 813LR and Zwartfontein 814LR, are 25 kilometres north of Mokopane (formerly Potgietersrus) in South Africa's Bushveld Complex. The Akanani project spans 4,095 ha and is next to Anglo Platinum's holdings and their current and proposed future open pit operations in the central part of the Platreef, which have proved substantially profitable.

Geological and geophysical data and the result of the only previous exploration hole drilled in the area of interest all indicate that the platinum bearing Platreef extends under the project area.

To fully exercise its rights, AfriOre will issue 1,500,000 shares and make aggregate cash payments to Akanani of ZAR12,000,000 (approximately $2,500,000 at current exchange rates). These payments will be staggered over a period of at least 36 months. By exercising its options at each stage of the agreement, AfriOre will acquire 74% of Akanani Mining, which is the holder of the prospecting permit on the land. The agreement is subject to compliance with the Minerals and Petroleum Resources Development Act.

The option agreement states that AfriOre will provide funding on loan of up to ZAR14,000,000 (approximately $2,900,000) for the exploration phase of the project, including the commissioning and completion of a prefeasibility study, and the drilling programme being undertaken by AfriOre.

AfriOre commissioned the first phase 13,000 metre, nine hole drilling programme during the quarter, as part of a comprehensive technical and geological evaluation of the project area. The drilling programme will aim to identify any extensive higher grade PGM zones within the Platreef that will be amenable to establishing a mineral resource for underground mining.

Outlook

With the disposal of it's coal assets and the refocusing of the Company's strategy, AfriOre will concentrate on it's gold and platinum projects. As the Akanani platinum project appears to represent the highest probability for the Company to delineate a significant precious metal resource in the near term, the Company's priority ratings of its projects have been modified. Accordingly it is intended that, in the coming months the Company's exploration programme will be focused mainly on the Akanani project.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Susan MJ. Myburgh, CFO
Vere Brathwaite, Secretary

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514



AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
November 30, 2004
Unaudited, prepared by management

These unaudited consolidated financial statements of AfriOre Limited (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited

Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	**November 30, 2004 (unaudited)**	February 28, 2004 (audited)
Assets			
Current			
Cash and cash equivalents		**$ 2,384,689**	$ 3,000,502
Cash – Project specific	3	**1,061,448**	1,398,660
Receivables		**4,781,707**	843,532
Inventories	4	**-**	2,185,165
Other		**143,138**	312,104
		8,370,982	7,739,963
Coal assets	5	**-**	4,439,015
Property and equipment	6	**67,793**	65,109
Exploration properties	7	**5,154,504**	4,263,820
Trust funds	8	**-**	443,249
		$ 13,593,278	$ 16,951,156
Liabilities			
Current			
Taxes payable		**$ (6,599)**	$ 21,109
Accounts payable and accrued liabilities	9	**2,693,137**	1,611,221
Due to bank and short-term loan		**-**	191,356
Debenture liability	10	**-**	1,415,138
Current portion of advances	3	**1,061,448**	1,398,660
Current portion of debt	13	**-**	1,006,338
		3,747,986	5,643,822
Long term			
Long term portion of advances	3	**1,442,462**	1,013,932
Deferred purchase price		**-**	–
Deferred gain	12		1,905,992
Reclamation provision	8	**-**	900,350
Future income taxes		**658,484**	1,185,596
		2,100,946	5,005,870
Shareholders' Equity	11	**7,744,346**	6,301,464
		$ 13,593,278	$ 16,951,156

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements Operations and Deficit

Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2004	2003	**2004**	2003
Coal operation				
Revenue	**$ -**	$ 2,311,816	**$6,878,896**	$ 6,619,451
Production costs		(2,096,179)	**(6,074,568)**	(6,288,308)
Depreciation and amortization	**-**	(148,845)	**(329,810)**	(460,184)
	-	66,792	**474,518**	(129,041)
Other income and expenses				
Other income	**160,883**	180,162	**546,088**	533,873
Profit on sale of subsidiaries and interest in Joint Venture	**2,499,049**	-	**2,499,049**	-
Gain (loss) on foreign exchange	**148,300**	(30,763)	**164,133**	(53,282)
Interest expense	**(13,976)**	(53,042)	**(150,277)**	(194,875)
Amortization of deferred purchase price	**-**	(32,913)	**(25,959)**	(96,151)
	2,794,256	63,444	**3,033,034**	189,565
Corporate and exploration expenses				
Administrative and project management costs	**(664,281)**	(558,788)	**(1,915,872)**	(1,778,662)
Exploration and project evaluation	**(10,800)**	(23,580)	**(36,426)**	(93,653)
Depreciation and amortization	**(4,769)**	(9,228)	**(22,444)**	(26,622)
Write down of other assets and gains on asset disposal	**-**	(183,088)	**(2,530)**	(183,088)
	(679,850)	(774,684)	**(1,977,272)**	(2,082,025)
Income (loss) before taxes	**2,114,406**	(644,448)	**1,530,280**	(2,021,501)
Income (taxes)	**85,757**	(31,214)	**203,882**	(31,214)
Net income (loss) from continued operations	**2,028,649**	**(675,662)**	**1,326,398**	**(2,052,715)**
Basic income (loss) per share	**$ 0.06**	**$(0.02)**	**$0.04**	**$(0.07)**
Diluted income (loss) per share	**$ 0.06**	**$(0.02)**	**$ 0.04**	**$(0.07)**
Deficit, beginning of period as previously reported	**(21,402,201)**	(18,609,093)	**20,109,007)**	(17,232,040)
Change in accounting policy for stock based compensation	**–**	–	**(663,473)**	–
Deficit, beginning of period, as restated	**(21,402,201)**	(18,609,093)	**(20,772,480)**	(17,232,040)
Profit (loss) for the period	**2,028,649**	(675,662)	**1,326,398**	(2,052,715)
Accretion of debenture (note 9)	**-**	-	**72,530**	-
Deficit, end of period	**$ (19,373,552)**	$ (19,284,755)	**$ (19,373,552)**	$ (19,284,755)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2004	2003	**2004**	2003
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ 2,028,649**	$ (675,662)	**$ 1,326,398**	$ (2,052,715)
Items not affecting cash:				
Future taxes	**85,757**	(27,652)	**205,513**	(27,652)
Write down of other assets and (gains)/ losses on disposal of assets	**(2,499,049)**	183,088	**(2,496,519)**	183,088
Amortization of deferred gain	**(47,290)**	(47,290)	**(94,578)**	(141,868)
Amortization of deferred purchase price	**-**	32,913	**25,959**	96,151
Depreciation and amortization	**4,770**	158,073	**352,254**	486,806
Provision for environmental liability	**–**	–	**–**	–
Debenture interest	**13,972**	36,986	**88,767**	98,219
Compensation expense	**–**	–	**-**	53,349
Other	**(52,453)**	45,364	**(25,838)**	17,063
Net operating working capital changes	**(2,085,459)**	1,049,024	**(1,970,609)**	(1,683,202)
	(2,503,813)	754,844	**(2,588,653)**	395,643
Investing Activities				
Coal assets	**-**	(64,861)	**(95,784)**	(319,823)
Deferred purchase price paid			**(990,500)**	
Property and equipment	**(15,703)**	(1,119)	**(21,655)**	(4,701)
Proceeds on asset disposition	**4,097,188**	–	**4,097,188**	-
Exploration properties	**(36,426)**	(419,362)	**(1,642,538)**	(1,598,912)
	4,045,059	(485,342)	**1,346,711**	(1,923,436)
Financing Activities				
Common shares issued	**110,911**	2,171,756	**153,161**	3,287,090
Environmental trust account	**-**	(39,011)	**(120,962)**	(54,430)
Short term loan-advance	**-**	201,984	**-**	360,689
Long term advance – Wits Basin	**(164,875)**		**91,318**	
Due to bank and short term loan - repayment	**–**	–	**304,841**	–
Operating loan-repayments	**-**	(9,672)	**-**	(204,190)
Capital lease obligations	**-**	(42,647)	**(20,181)**	(104,353)
Operating loans – advances			**990,500**	
Debenture	**(1,415,138)**	–	**(1,415,138)**	1,500,000
	(1,273,812)	(2,282,410)	**(16,461)**	4,784,806
Foreign exchange impact on cash balances	**76,262**	31,034	**46,319**	38,452
Increase (decrease) in cash and cash equivalents during the period	**603,168**	2,582,946	**(953,026)**	3,295,465
Cash and cash equivalents, beginning of period	**2,842,969**	2,050,512	**4,399,162**	1,337,993
Cash and cash equivalents, end of period	**$ 3,446,137**	$ 4,633,458	**$ 3,446,137**	$ 4,633,458
Supplementary disclosure:				
Cash paid for taxes	**-**	21,786	**-**	28,123
Cash paid for interest	**37,397**	16,056	**$ 112,880**	96,656

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 29, 2004. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 29, 2004 included in the Company's 2004 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 29, 2005.

2. ADOPTION OF NEW ACCOUNTING POLICIES

Stock-Based Compensation Plans
Effective March 1, 2004, the Company has adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002.

This change in accounting policy has been adapted retroactively to March 1, 2002. Previously, the Company was only required to disclose in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after March 1, 2002. In accordance with the CICA handbook, section, 3870, only stock options granted on, or after, the initial adoption date of section 3870 are recognized in the financial statements. No compensation expense is recorded for stock options awarded and outstanding prior to March 1, 2002.

The fair value of the options granted is estimated at the date of the grant using the Black-Scholes valuation model. There was no effect on the results reported in the third quarter of fiscal 2005 as there were no employees' or directors' options granted or exercised in those periods.

3. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("WBPM") is to provide funding of up to US$3,500,000. This funding is project specific and may only be spent on the FSC project. The amount of $ 1,061,448 represents the cash balances held at Nov 30, 2004 that are specific to the FSC gold project.

Upon funding US$2,100,000 WBPM may convert the advances to a 35% equity stake in the FSC project. Should AfriOre elect at any time to discontinue exploration expenditure, WBPM may elect to have any project specific cash balances on hand at that time refunded to them. The portion of total advances made to date that WBMP may withdraw in cash is shown as a current liability.

WBPM has funded to the extent of US$2,100,000 and it is their intention to convert to a 35% equity stake in FSC. This has not yet been done.

	Nov 30, 2004	Feb 29, 2004
WBPM Advances	**2,503,910**	2,412,592
Less classified as current	**1,061,448**	1,398,660
Long-term portion	**$ 1,442,462**	$ 1,013,932

4. INVENTORIES

Inventories are comprised of the following:

	November 30, 2004	February 29, 2004
Coal (tonnes) 100%	-	92,891
Coal ($)	-	1,701,601
Materials and supplies	-	483,564
50% attributable to AfriOre	-	$ 2,185,165

5. COAL ASSETS

	November 30, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	-	(-)	-	$ 2,920,790
Mineral properties	-	(-)	-	1,518,225
	-	(-)	-	$ 4,439,015

6. PROPERTY AND EQUIPMENT

	November 30, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 161,439**	**$ (108,878)**	**$ 52,561**	$ 45,058
Vehicles	**44,429**	**(29,198)**	**15,231**	20,051
	$ 205,868	**$ (138,076)**	**$ 67,792**	$ 65,109

7. EXPLORATION PROPERTIES

	February 29, 2004	Additions	November 30, 2004
South Africa-FSC (Gold)	$ 1,362,191	$ 653,415	$ 2,015,606
South Africa-Somkele (Coal)	1,467,635	136,508	1,604,143
South Africa-Dwaalboom (Gold)	128,373	64,478	192,851
Mali-Banankoro (Gold)	939,899	851,425	1,791,324
Kenya-Ndori (Gold)	139,261	186,427	325,688
Kenya-Siaya (Gold)	201,105	166,156	367,261
Akanani	0	226,873	226,873
Namibia-Capricorn (Gold)	25,356	209,544	234,900
	$ 4,263,821	$ 2,494,826	**$ 6,758,647**
Sale of Somkele (Coal)		(1,604,143)	(1,604,143)
Value of Exploration properties	4,263,821	890,683	**$ 5,154,504**

The exploration property Somkele formed part of the transaction encompassing the disposal of the coal assets.

8. TRUST FUNDS AND RECLAMATION PROVISION

Funds in the AfriOre Environmental Trust Fund forms part of the disposal of Springlake and are to be transferred to a like trust to be set up by the purchasers of the AfriOre coal assets.

The environmental rehabilitation obligation and liability was transferred as part of the sale of the coal assets.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The liabilities consist of trade creditors as well as monies owed to CIBC in terms of the sale of the coal assets.

10. DEBENTURE LIABILITY

On April 4, 2003 AfriOre raised gross proceeds of $1,500,000 by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures were redeemable by AfriOre at any time prior to maturity and accordingly were classified as a current liability.

Partial settlement of the debenture was made at term on the 4th October 2004 ($400,000) with an extension of one month for the remainder ($ 1,100,000) which was settled in full on the 4th of November 2004. The warrants linked to the debenture were renegotiated with the strike date on 200,000 warrants being extended to the 4th of April 2005 and the strike date on 1,100,000 warrants being extended to the 4th April 2006 at an exercise price of $0.36.

11. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	Nov 30, 2004	February 29, 2004
Capital stock (Note 2)	**$24,791,662**	$ 24,673,903
Other paid-in equity	**120,659**	145,273
Agents options and compensation warrants	**104,555**	140,975
Employees and directors options (Note 2)	**626,948**	-
Warrants	**490,354**	776,418
Contributed surplus	**855,491**	855,491
Deficit (Note 2)	**(19,373,552)**	(20,109,007)
Cumulative translation adjustment	**128,229**	(181,589)
	$ 7,744,346	$ 6,301,464

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance February 28, 2003	25,359,887	$ 21,654,764
Private placement	4,801,390	1,977,718
Exercise of options (Note 2)	475,000	292,775
Exercise of warrants	604,827	472,115
Debenture Interest	110,594	75,206
Exercise of agent options & compensation warrants	262,958	187,850
Property acquisition	100,000	50,000
Balance February 29, 2004	**31,714,656**	**$ 24,710,428**
Exercise of warrants	65,000	52,715
Debenture Interest	116,864	74,792
Balance May 31, 2004	**31,896,520**	**$24,837,935**
Exercise of warrants	-	-
Debenture interest	-	-
Balance Aug 31, 2004	**31,896,520**	**$24,837,935**
Exercise of warrants	-	-
Revaluation of warrants	-	(130,408)
Debenture interest	161,939	84,135
Balance Nov 30, 2004	**32,058,459**	**$24,791,662**

(c) Other paid in equity

The debentures have in the past been classified into debt and equity components in the financial statements (see note 9). The equity component used to accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares. With the debenture having been settled by the 4th November 2004 there is no accretion of interest in the period.

(d) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard Securities Capital Corp. ("Standard") in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitled the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. These warrants were not exercised and have been cancelled.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.184 was assigned to each compensation option, $0.160 to each compensation option warrant and $0.180 to each advisory services compensation option resulting in an amount of $72,421, reduced by the value of warrants exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

On September 25, 2003 AfriOre granted a broker's compensation warrant to Coniston Investment Corp. ("Coniston") in connection with the sale of units in a brokered private placement. The warrant enables the broker to purchase up to 8% of the units sold (246,153) in the private placement for $0.80 per unit for a period of 18 months following the closing date. Each broker's compensation unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 123,077 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share.

A value of $0.314 was assigned to each compensation option and to each full compensation share purchase warrant resulting in an amount of $115,938, reduced by the value of options exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(e) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1,500,000 by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.169 was assigned to each warrant. Of these warrants 200,000 were exercised during Q3 of 2004. The terms governing the remaining 1,300,000 of these debenture-related warrants were changed on the 4th November 2004. The new terms encapsulate that the expiry date is set for the 4th April 2005 at an exercise price of $0.55 per warrant for 200,000 warrants (value of $0.199 per warrant) and an expiry date of the 4th April 2006 for the other 1,100,000 warrants (value of $0.404 per warrant) at an exercise price of $0.36 per warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one

common share of the Company and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.161 was assigned to each warrant. This warrant expired on the 24th of October 2004 and was not exercised, therefore was cancelled.

On September 25, 2003, AfriOre raised gross proceeds of $1,999,990 in a brokered private placement. The private placement was for 3,076,907 units priced at $0.65 per unit. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 1,538,454 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share. A value of $0.004 was assigned to each warrant at November 30, 2005.

	Warrants	Weighted average price
Balance February 28, 2003	–	–
Granted	3,900,695	$0.67
Exercised	(604,827)	$0.62
Balance February 29, 2004	**3,295,868**	**$0.68**
Exercised	(65,000)	$0.65
Balance Aug 31, 2004	**3,230,868**	**$0.68**
Expired	(392,414)	$0.65
Balance Nov 30, 2004	**2,838,454**	**$0.61**

(f) Summary of Outstanding Options (Note 2)

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	670,000	$0.82
Expired	(100,000)	$0.80
Cancelled	(10,000)	$0.54
Exercised	(475,000)	$0.54
Balance February 29, 2004	**2,485,000**	**$0.65**
	-	-
Balance Aug 31, 2004	**2,485,000**	**$0.65**
	-	-
Balance Nov 30, 2004	**2,485,000**	**$0.65**

At Nov 30, 2004, the following options to acquire common shares of the Company are outstanding:

No. of Common Shares Subject to Option	Exercise Price	Expiry Date
75,000	$0.50	24-Jan-2005
85,000	$0.54	24-Jan-2005
125,000	$0.67	24-Jan-2005
100,000	$0.75	24-Jan-2005
60,000	$0.80	24-Jan-2005
10,000	$0.80	19-Apr-2005
75,000	$0.50	25-May-2005
200,000	$0.50	06-Aug-2006
720,000	$0.54	16-Aug-2006
75,000	$0.60	11-Feb-2007
75,000	$0.67	13-May-2007
275,000	$0.75	12-Sep-2007
510,000	$0.80	03-Jun-2008
100,000	$0.91	17-Dec-2008
2,485,000		

The changes in expiry dates of 445,000 outstanding options resulted from the sale of subsidiaries and the transfer of employees to the purchaser. Share options held by these employees are valid until the 24th January 2005 and not as per their original option agreement.

(g) Property Acquisition Agreements

At Aug 31, 2004, 390,000 common shares are issuable (February 29, 2004 – 390,000) by the Company for exploration properties if the properties reach an advanced stage. As at 30 Nov 2004 none of these shares have been issued.

12. DEFERRED GAIN

The deferred gain previously recorded arose as a result of the sale of 50% of TWF Holdings Ltd by AfriOre to CIBC in 1999. The sale of the coal assets by AfriOre resulted in the realization of this deferred gain.

13. DEBT

The Industrial Development Corporation of South Africa loan to Tweewaters Fuel (Pty) Limited ("TWF") no longer exists due to the sale of the coal assets.

14. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended November 30,		Nine months ended November 30,	
	2004	2003	**2004**	2003
Administrative services [1]	**$ 77,250**	$ 77,250	**$ 231,750**	$ 231,750
Consulting services [2]	**$ 2,009**	$ 77,250	**$ 2,009**	$ 5,467

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract had a term of two years and automatically renewed for one year. The contract was renegotiated, for a further three years terminating on the 31 July 2007. AfriOre may terminate the agreement after the first year by either giving either 12 month's written notice to such effect or 90 days written notice to such effect and paying an amount equal to three times the then monthly Service Fee.

2. Paid by subsidiaries in South Africa to a firm in which a director has a shareholding.

15. EARNINGS PER COMMON SHARE

Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the latter of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended November 30,		Nine months ended November 30,	
	2004	2003	**2004**	2003
(i) Basic				
Numerator				
Net earnings (loss) – income available to shareholders	**$ 2,028,649**	($ 675,662)	**$ 1,326,398**	($ 2,052,715)
Denominator				
Weighted average number of shares	**32,058,459**	30,750,234	**31,877,043**	27,715,353
Basic earnings per share	**$0.06**	($0.02)	**$0.04**	($0.07)
(ii) Diluted				
Net earnings – income available to shareholders	**$ 2,028,649**	($ 675,662)	**$ 1,326,398**	($2,052,715)
Denominator				
Weighted average number of shares	**32,058,459**	30,750,234	**31,877,043**	27,715,353
Potential issuance of shares from stock options	**–**	–	**–**	–
	32,058,459	30,750,234	**31,877,043**	27,715,353
Diluted earnings per share	**$ 0.06**	($ 0.02)	**$ 0.04**	($ 0.07)
Average quoted market price	**$ 0.56**	$ 0.93	**$ 0.54**	$ 0.85

16. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produced and marketed anthracite and was sold as part of the disinvestment from the entire coal operation as of 1 September 2004.

	Three months ended November 30, 2004			Three months ended November 30, 2003		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	$ –	$ –	$ –	$ 961,971	$ –	$ 961,971
Export sales	–	–	–	1,349,845	–	1,349,845
	–	–	–	2,311,816	–	2,311,816
Production costs	–	–	–	(2,096,179)	–	(2,096,179)
Depreciation and amortization	–	–	–	(136,997)	(11,848)	(148,845)
	-			78,640	(11,848)	66,792
Other income and expenses	–	–	–	(156,942)	220,386	63,444
Corporate and exploration expenses	–	–	–	(200,244)	(574,440)	(774,684)
Income (loss) before tax	–	–	–	(278,546)	(365,902)	(644,448)
Taxes (recovery)	–	–	–	8,809	22,405	31,214
Net income (loss)	$ -	$ -	$ -	$ (287,355)	$ (388,307)	$ (675,662)
Total assets:						
South Africa	–	–	–	9,465,464	2,387,387	11,852,851
Other Africa	–	–	–	–	941,928	941,928
Barbados	–	–	–	–	4,583,097	4,583,097
	$ -	$ -	$ -	$9,465,464	$7,912,412	$17,377,876
Cash from operating activities	–	–	–	$ (98,654)	$ 853,498	$ 754,844
Cash from investing activities	–	–	–	(119,292)	(366,050)	(485,342)
Cash from financing activities	–	–	–	165,085	2,117,325	2,282,410

	Nine months ended November 30, 2004			Nine months ended November 30, 2003		
	SLJV	Corporate and other	Total	SLJV	Corporate and other	Total
Revenues						
Domestic sales	$ 3,108,692	$ –	$ 3,108,692	$3,077,258	$ –	$ 3,077,258
Export sales	3,770,204	–	3,770,204	3,542,193	–	3,542,193
	6,878,896	–	6,878,896	6,619,451	–	6,619,451
Production costs	(6,074,568)	–	(6,074,568)	(6,288,308)	–	(6,288,308)
Depreciation and amortization	(311,307)	(18,503)	(329,810)	(424,641)	(35,543)	(460,184)
	493,021	(18,503)	474,518	(93,498)	(35,543)	(129,041)
Other income and expenses	(121,680)	360,458	238,778	(519,030)	708,595	189,565
Corporate and exploration expenses	(94,222)	(1,203,200)	(1,297,422)	(273,922)	(1,808,103)	(2,082,025)
Income (loss) before tax	277,119	(861,245)	(584,126)	(886,450)	(1,135,051)	(2,021,501)
Taxes (recovery)	–	118,125	118,125	8,809	22,405	31,214
Net income (loss)	$ 277,119	$ (979370)	$ (702,251)	$ (895,259)	$ (1,157,456)	$(2,052,715)
Cash from operating activities	58,692	$ (143,529)	$ (84,837)	$ 149,850	$ 245,793	$ 395,643
Cash from investing activities	(1,086,284)	(1,612,064)	(2,698,348)	(374,296)	(1,549,140)	(1,923,436)
Cash from financing activities	958,908	298,443	1,257,351	52,147	4,732,659	4,784,806

The coal assets operations were disposed of as at 1st September 2004. The above figures therefore represent the six months trading March 2004 to August 2004 only. The was no coal trading during the third quarter.